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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                              SHERWOOD BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   82437L 10 4
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                                 (CUSIP Number)







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                              CUSIP No. 82437L 10 4


(1)    Names of Reporting Persons                Uziel Frydman
                                 -----------------------------------------------

       S.S. or I.R.S. Identification Nos. of Above Persons
                                                          ----------------------
(2)    Check the Appropriate Box if a Member of a Group

       (See Instructions)  (a)  [ ]       (b)  [ ]

(3)    SEC Use Only
                   -------------------------------------------------------------
(4)    Citizenship or Place of Organization            U.S.A.
                                            ------------------------------------

            Number of          (5)      Sole  Voting Power        2,000,000(1)
          Shares Bene-                                      --------------------
            ficially
            Owned by           (6)      Shared Voting Power           -0-
          Each Report-                                       -------------------
           ing Person
             With              (7)      Sole Dispositive Power    2,000,000(1)
                                                              ------------------

                               (8)      Shared Dispositive Power      -0-
                                                                ----------------

(9)    Aggregate Amount Beneficially Owned by Each Reporting
           Person              2,000,000 shares(1)
                 ---------------------------------------------------------------

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) [ ]

(11)   Percent of Class Represented by Amount in Row (9)        54.1%(1)
                                                        ------------------------

(12)   Type of Reporting Person (See Instructions)           IN
                                                  ------------------------------

ITEM 1(A).   Name of Issuer:

                SHERWOOD BRANDS, INC.

ITEM 1(B).   Address of Issuer's Principal Executive Offices:

                6110 Executive Blvd., Suite 1080
                Rockville, MD  20852

--------------------
(1)      Includes 1,000,000 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock. Class B Common Stock will be convertible into
         Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder commencing November 12, 1998, on the basis of one share of Class A Common Stock for each share of Class B
         Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock upon transfer to a non-affiliate of the holder or the Company. Each share of
         Class B Common Stock will also automatically convert into one share of
         Class A Common Stock if, on the record date for any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class
         A Common Stock and Class B Common Stock then outstanding. Each share of the Class B Common Stock entitles the holder to seven votes on each matter submitted to a vote of the shareholders.


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
ITEM 2(A).    Name of Person Filing:

                      Uziel Frydman

ITEM 2(B).    Address of Principal Business Office:

                      6110 Executive Blvd., Suite 1080
                      Rockville, MD  20852

ITEM 2(C).    Citizenship:      U.S.A.

ITEM 2(D).    Title of Class of Securities:

                      Class A Common Stock, $.01 Par Value

ITEM 2(E).    CUSIP Number:

                      82437L 10 4

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.       Ownership.

              (a)     Amount Beneficially Owned:                    2,000,000(1)
                                                                    ------------
              (b)     Percent of Class:                                 54.1%(1)
                                                                    ------------

              (c)     Number of shares as to which such person has:

              (i)         sole power to vote or to                  2,000,000(1)
                            direct the vote                         ------------

             (ii)         shared power to vote or to                     -0-
                            direct the vote                         ------------

             (iii)        sole power to dispose or to               2,000,000(1)
                            direct the disposition of               ------------


--------------------
(1) Includes 1,000,000 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock. Class B Common Stock will be convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder commencing November 12, 1998, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock upon transfer to a non-affiliate of the holder or the Company. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding. Each share of the Class B Common Stock entitles the holder to seven votes on each matter submitted to a vote of the shareholders.

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                (iv)        shared power to dispose or to
                               direct the disposition of                -0-
                                                                    ------------

ITEM 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

ITEM 8.         Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9.         Notice of Dissolution of Group.

                Not applicable.

ITEM 10.        Certification.

                Not applicable.
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 26, 1998                                                /s/ Uziel Frydman
                                                        ------------------------
                                                              Uziel Frydman


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